SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(AMENDMENT NO. 1)

Chiquita Brands International, Inc.
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(Name of Issuer)

Common Stock, $.01 Par Value
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(Title of Class of Securities)

170032809
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2003
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ X ]  Rule 13d-1(b)
   [   ]  Rule 13d-1(c)
   [   ]  Rule 13d-1(d)

Page 1 of 6 Pages

CUSIP NO. 170032809	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Corporation 31-0624874
American Financial Group, Inc. 31-1544320
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio Corporations
United States Citizens

5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

SOLE VOTING POWER

0

6	SHARED VOTING POWER

0

7	SOLE DISPOSITIVE POWER SHARED VOTING POWER

0

8	SHARED DISPOSITIVE POWER

1,624,171

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,624,171

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

13	TYPE OF REPORTING PERSON*

CO
IN

CUSIP NO. 170032809	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer

Chiquita Brands International, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

250 East Fifth Street, Cincinnati, OH 45202

Item 2(a)	Names of Person Filing

American Financial Corporation
American Financial Group, Inc.
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner

Item 2(b)	Address of Principal Business Office, or if None, Residence

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship

Ohio Corporations
United States Citizens

Item 2(d)	Title of Class of Securities

Common Stock, $.01 par value

Item 2(e)	Cusip Number

170032809

Item 3	This statement is filed pursuant to Rule 13d-1(b)

(a) □	Broker or dealer registered under Section 15 of the Exchange Act.
(b) □	Bank as defined in Section 3(a)(6) of the Exchange Act
(c) ■	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) □	Investment company registered under Section 8 of the Investment Company Act
(e) □	An investment adviser in accordance with Rule 13d-1(b)(1(ii)(E);
(f) □	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) □	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) □	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) □	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) □	Group, in accordance with Rule 13d-1(b)(I)(ii)(J).

CUSIP NO. 170032809                  13G                 Page 4 of 6 Pages

Item 4	Ownership

(a)	Amount Beneficially Owned:	1,624,171
(b)	Percentage of Class:	3.9%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	none
	(ii) Shared power to vote or direct the vote:	none
	(iii) Sole power to vote or direct the
	disposition of:	none
	(iv) Shared power to dispose or direct the
	disposition of:	1,624,171

     The ownership above represents American Financial's beneficial ownership of warrants to purchase shares of Chiquita common stock.

Item 5 Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

          N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 170032809                  13G                 Page 5 of 6 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    September 17, 2003
AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
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Karl J. Grafe, Assistant General Counsel & Assistant Secretary

AMERICAN FINANCIAL CORPORATION

By: Karl J. Grafe
-------------------------------
Karl J. Grafe, Assistant General Counsel & Assistant Secretary

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner

Karl J. Grafe
-----------------------------------
*By Karl J. Grafe, Attorney-in-Fact

CUSIP NO. 170032809                  13G                 Page 6 of 6 Pages

POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner
----------------------------------
Carl H. Lindner

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner III
----------------------------------------
Carl H. Lindner III

     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
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S. Craig Lindner